Exhibit 99.2

EXCHANGE AGREEMENT

Exchange Agreement, dated as of October 22, 2025 (this “Agreement”), among Electra Battery Materials Corporation (the “Company”), Cobalt Camp Refinery Ltd., Cobalt Project International Corp., Cobalt Industries of Canada Corp., US Cobalt Inc., Cobalt Camp Ontario Holdings Corp., 1086370 B.C. Ltd., Idaho Cobalt Company, Scientific Metals (Delaware) Corp., Acacia Minerals Pty Limited (ACN 127 419 729), Cobalt One Pty Ltd (ACN 127 411 796) and Ophiolite Consultants Pty Limited (ACN 092 694 490) (collectively, the “Guarantors”), and each undersigned holder (each, a “Holder”). If there is only one Holder, then each reference thereto in this Agreement will be deemed to refer to such Holder in the singular, mutatis mutandis.

On and subject to the terms hereof, the parties hereto agree as follows:

Article I.
The Exchange

Section 1.1          Exchange; Repurchase. Upon and subject to the terms set forth in this Agreement, at the Closing:

(a)             Equity Exchange. Each Holder shall deliver to the Company the aggregate principal amount of Equitized Notes (as defined below) in exchange for, and the Company hereby agrees to issue and deliver to each such Holder, a number of the New Equity Offering Units (as defined below) equal to: (i) the aggregate principal amount of such Holder’s Equitized Notes plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) with respect to such Equitized Notes to but excluding October 9, 2025 divided by (ii) US$0.75. For purposes of this Agreement, “Equitized Notes” with respect to any Holder means (x) the aggregate principal amount of 12.00% Convertible Senior Secured Notes due 2027 issued by the Company (the “2027 Convertible Notes”) and Convertible Senior Secured Notes due 2028 issued by the Company (the “2028 Convertible Notes” and, together with the 2027 Convertible Notes, the “Existing Convertible Notes”) set forth opposite such Holder’s name under the heading “Equitized Notes” on Exhibit A hereto minus (y) the aggregate principal amount of Existing Convertible Notes purchased from such Holder in accordance with Section 1.1(b).

(b)             Repurchase. If the Company raises more than US$34,500,000 of aggregate gross cash proceeds in the New Equity Offering, the Company shall purchase from each Holder, and each such Holder shall sell to the Company, an aggregate principal amount of Existing Convertible Notes (rounded to the nearest $1,000) equal to (i) the amount by which the aggregate gross cash proceeds in the New Equity Offering exceeds US$34,500,000 multiplied by (ii) the percentage aggregate principal amount of all Existing Convertible Notes held by such Holder. All purchases of Existing Convertible Notes pursuant to this Section 1.1(b) shall be completed at a purchase price in cash in immediately available funds equal to the aggregate principal amount of Existing Convertible Notes purchased from such Holder plus all accrued and unpaid interest (including any deferred interest amounts) on such Existing Convertible Notes purchased from such Holder.

(c)             Debt Exchange. The Holder shall deliver to the Company the aggregate principal amount of Existing Convertible Notes set forth opposite such Holder’s name under the heading “Rolled Notes” on Exhibit A hereto (the “Rolled Notes” and, together with the Equitized Notes, the “Exchanged Notes”) in exchange for, and the Company hereby agrees to incur, issue and deliver, as applicable, to each such Holder, (i) an aggregate principal amount of term loans pursuant to the New Term Loan Agreement (as defined below) (the “New Term Loan”) equal to the sum of (x) the aggregate principal amount of such Holder’s Rolled Notes, (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) with respect to such Rolled Notes to but excluding the Closing Date and (z) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Holder’s Equitized Notes from and including October 9, 2025 to but excluding the Closing Date, and (ii) a number of the company’s common shares of no par value (“Common Shares”) equal to (x) 12.5% of the sum of (1) the aggregate principal amount of such Holder’s Rolled Notes and (2) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding October 9, 2025 divided by (y) US$0.90.

(d)             Warrant Cancellation. Each Holder shall deliver to the Company for cancellation all of the outstanding warrants to purchase Common Shares (the “Existing Warrants”) held by the Holder that were issued by the Company pursuant to that certain warrant indenture, dated February 13, 2023, as amended, between the Company and TSX Trust Company, or that certain warrant indenture, dated November 27, 2024, between the Company and TSX Trust Company (collectively, the “Existing Warrant Indentures”).

(e)             Pre-Funded Warrants. Notwithstanding anything to the contrary in this Agreement, to the extent that the exchange of Exchanged Notes pursuant to this Section 1.1 would result in any Holder beneficially owning Common Shares in excess of the Beneficial Ownership Limitation (as defined below), such Holder shall receive one or more pre-funded warrants, each having the terms and in the form set forth in Exhibit F hereto (the “Pre-Funded Warrants”), to purchase an aggregate number of Common Shares such that such Holder’s beneficial ownership of Common Shares shall not exceed the Beneficial Ownership Limitation in lieu of receiving such Common Shares pursuant to this Section 1.1. For purposes of this Section 1.1(e), (i) “Beneficial Ownership Limitation” shall mean 9.9% of the number of Common Shares outstanding immediately after giving effect to the Restructuring Transactions (as defined below) and (ii) beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and the rules and regulations promulgated thereunder, and with respect to any Holder shall include Common Shares beneficially owned by such Holder together with such Holder’s affiliates, any other persons acting as a group together with such Holder or any of such Holder’s affiliates, and any other persons whose beneficial ownership of Common Shares would or could be aggregated with such Holder’s or any of such Holder’s affiliates for the purposes of Section 13(d) of the U.S. Exchange Act.

For purposes of this Agreement, the New Equity Offering Units issued pursuant to Section 1.1(a), the Common Shares issued pursuant to Section 1.1(c), the New Term Loan issued pursuant to Section 1.1(c) and any Pre-Funded Warrants issued pursuant to Section 1.1(e) are referred to as the “Exchange Consideration,” the cash payable pursuant to Section 1.1(b) is referred to as the “Repurchase Consideration” and the transactions contemplated by this Agreement, including the issuance, delivery and acceptance of the Exchange Consideration, the repurchase of the Existing Convertible Notes and the cancellation of the Existing Warrants, are collectively referred to herein as the “Transactions.”

Section 1.2          Closing.

(a)             Subject to the satisfaction or valid waiver of all the closing conditions set forth in Article IV, the closing of the Transactions (the “Closing”) shall occur at 10:00 a.m. (New York City time) on the later of (a) October 22, 2025, (b) such date on which the conditions to Closing set forth in Article IV are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), and (c) such other time and place as the Company and the Holders may agree in writing (such later date, the “Closing Date”). At the Closing, (i) each Holder shall deliver or cause to be delivered to the Company all right, title and interest in and to its Exchanged Notes as specified on Exhibit A hereto, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto (collectively, “Liens”), together with any documents of conveyance or transfer that the Company may reasonably deem necessary or desirable to transfer to and confirm in the Company all right, title and interest in and to the Exchanged Notes, free and clear of any Liens, and (ii) the Company shall deliver to each Holder the Exchange Consideration specified on Exhibit A hereto (with Pre-Funded Warrant in substitution of Common Shares pursuant to Section 1.1(e) if applicable) in restricted book-entry format at an account in the name of such Holder with the transfer agent or warrant agent, as applicable, in each case free and clear of any Liens.

(b)             Subject to the other terms and conditions of this Agreement (including Article V), at the Closing, each Holder severally and not jointly (i) waives any and all rights with respect to such Holder’s Exchanged Notes and the applicable indentures governing the Exchange Notes and releases and (ii) discharges the Company from any and all claims, whether now known or unknown, such Holder may now or in the future have arising out of, or related to, such Holder’s ownership of such Exchanged Notes, including any claims arising from any existing or past defaults under the applicable governing indentures or any claims that such Holder is entitled to receive additional, special or default interest with respect to the Exchanged Notes. Notwithstanding the foregoing, the Holder does not waive any claims to indemnification as set forth in Article V.

Section 1.3          Restructuring Transactions.

(a)             Concurrently with the execution of this Agreement and the completion of the Transactions, the Company is entering into and completing, as applicable, the transactions contemplated by certain exchange agreements, dated the date hereof, relating to the exchange of Existing Convertible Notes by certain holders thereof on terms substantially identical to the terms of this Agreement (such transactions, the “Other Exchange Transactions”). The Company has provided to each Holder true, correct and complete executed copies of all documentation relating to the Other Exchange Transactions, which documentation has not been amended, modified or waived in any respect since such execution.

(b)             Concurrently with the completion of the Transactions, the Company is completing an offering (such offering, the “New Equity Offering” together with the Transactions and the Other Exchange Transactions, the “Restructuring Transactions”) of a minimum of 40,000,000 units, each consisting of one Common Share and one warrant to purchase one Common Share governed by a warrant indenture substantially in the form set forth in Exhibit E hereto (such warrants, the “New Equity Offering Warrants” and such warrant indenture, the “New Warrant Indenture”), at a price of US$0.75 per unit (such units, the “New Equity Offering Units”) as contemplated by that certain Transaction Support Agreement, dated as of August 21, 2025, as amended by Amendment No. 1 to Transaction Support Agreement dated as of September 17, 2025, each by and among the Company and the consenting convertible noteholders party thereto (together, the “Transaction Support Agreement”).

Section 1.4          No Joint Liability. The obligations of each Holder under this Agreement are several and not joint, and no Holder shall have liability to any person for the performance or non-performance of any obligation of any other Holder hereunder.

Article II.
Representations and Warranties of
the Company and the Guarantors

Except as set forth in the Public Filings (as defined below) as of the date hereof (other than any cautionary, predictive or forward-looking disclosures, including those contained in the “Forward-Looking Statements”, “Risk Factors” or any similar sections thereof), the Company and the Guarantors hereby represent and warrant to each of the Holders, as of the date hereof and as of the Closing, as follows:

Section 2.1          Organization and Good Standing. The Company and each of its subsidiaries (a) has been duly organized or formed, as applicable, and is validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization, (b) has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets and (c) is duly qualified or licensed to do business and, where applicable, is in good standing as a foreign organization authorized to do business in each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties and assets requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on (i) the business, assets, affairs, operations, liabilities (contingent or otherwise), capital, properties, prospects, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, (ii) the legality, validity, binding effect or enforceability of any provision of the Transaction Documents (as defined below) or (iii) the ability of the Company or the Guarantors to perform their respective obligations under the Transaction Documents (as defined below) or to consummate the transactions contemplated thereby (any of clauses (i), (ii) or (iii), a “Material Adverse Effect”).

Section 2.2          Valid and Enforceable Agreements. The Company and each Guarantor has the power, authority and capacity to execute and deliver each of this Agreement, the New Term Loan Agreement, the New Warrant Indenture, the Registration Rights Agreement (as defined below), each Pre-Funded Warrant and each Amended Royalty Agreement (collectively, the “Transaction Documents”), in each case to which it is a party, to perform its obligations under the Transactions Documents, and to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and each Guarantor and constitutes a legal, valid and binding obligation of the Company and each Guarantor, enforceable against the Company and each Guarantor in accordance with its terms, except as such enforcement may be subject to (a) bankruptcy, insolvency, fraudulent transfer, reorganization, restructuring, winding-up, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, or (b) general principles of equity, whether such enforceability is considered in a proceeding at law or in equity (the “Enforceability Exceptions”). As of the Closing, each of the Transaction Documents other than this Agreement will have been duly executed and delivered by the Company and each of the Guarantors party thereto and will constitute a legal, valid and binding obligation of the Company and each such Guarantor, enforceable against the Company and each such Guarantor in accordance with their terms, except as such enforcement may be subject to the Enforceability Exceptions.

Section 2.3          No Conflicts. The execution, delivery and performance by the Company and each Guarantor of the Transaction Documents to which it is a party and consummation of the transactions contemplated thereby will not (with or without the passage of time or otherwise) violate, conflict with, result in a breach of or default under, require any consent or approval (other than Required Consents (as defined below)) under, result in termination or give others any right of termination, amendment, acceleration or cancellation, or result in the imposition of a Lien on any assets of any of the Company or any of its subsidiaries (except for Liens contemplated by the New Term Loan Agreement, the Amended Royalty Agreements or any amended royalty agreement executed in connection with the Other Exchange Transactions) under or pursuant to (a) the charter, articles, bylaws or other organizational documents of the Company or any of its subsidiaries, (b) any agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company, any of its subsidiaries or any of the assets of the Company or any of its subsidiaries are bound, or (c) any laws (including common law), rules, regulations, ordinances, judgments, decrees, injunctions or orders (collectively, “Applicable Laws”) of any governmental or regulatory authority, agency, body, court, arbitrator or self-regulatory organization (each, a “Governmental Authority”) applicable to the Company or any of its subsidiaries, except in the case of clauses (b) or (c), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.4          No Consents or Filings. The execution, delivery and performance by the Company and each Guarantor of the Transaction Documents to which it is a party and consummation of the transactions contemplated thereby do not and will not require any consent, approval, order, authorization, filing, or registration of or with, or notice to, any Governmental Authority or third party, except (a) such as have been obtained or made, as the case may be, and that are in full force and effect, (b) a report of exempt distribution on Form 45-106F1 as required pursuant to National Instrument 45-106 – Prospectus Exemptions, and a report of trade with respect to the distribution as required by Form 72-503F Report of Distributions Outside Canada, (c) post-closing Form D filing and state notice filings, and filings as may be required under the securities laws of any jurisdiction other than the United States and Canada, (d) those contemplated by the Transaction Documents and (e) final submissions to the TSX Venture Exchange which will be made at or prior to Closing (the “TSXV”) (collectively, the “Required Consents”).

Section 2.5          Certain Approvals. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s organizational documents that are or could become applicable to any Holder as a result of any Holder or the Company fulfilling their respective obligations or exercising their rights under the Transaction Documents (including as a result of the Company’s issuance and delivery of the Exchange Consideration or the exercise of any New Equity Offering Warrants or Pre-Funded Warrants comprising any part of the Exchange Consideration) or the acquisition of New Equity Offering Units by the participants in the New Equity Offering (or the exercise of any New Equity Offering Warrants comprising any part of such New Equity Offering Units). There are no change of control, severance, bonus or similar payments due and payable by the Company or any of its subsidiaries as a result of the Company or any of its subsidiaries fulfilling their respective obligations or exercising their respective rights under the Transaction Documents (including as a result of the Company’s issuance and delivery of the Exchange Consideration or the exercise of any New Equity Offering Warrants or Pre-Funded Warrants comprising any part of the Exchange Consideration) or the acquisition of New Equity Offering Units (or the exercise of any New Equity Offering Warrants comprising any part of such New Equity Offering Units) by the participants in the New Equity Offering.

Section 2.6          Validity of the New Equity Offering Warrants. At the Closing, the New Equity Offering Warrants will be validly issued and entitled to the rights set forth in the New Warrant Indenture, and each New Equity Offering Warrant will not be subject to any preemptive rights, participation rights, rights of first refusal or other similar rights.

Section 2.7          Validity of the Pre-Funded Warrants. At the Closing, any Pre-Funded Warrants issued will be validly issued and entitled to the rights set forth therein, and each such Pre-Funded Warrant will not be subject to any preemptive rights, participation rights, rights of first refusal or other similar rights.

Section 2.8          Validity of the Common Shares. All Common Shares issued as any part of the Exchange Consideration (including upon exercise of any Pre-Funded Warrants, as part of any New Equity Offering Units or upon exercise of any New Equity Offering Warrants issued as part of any New Equity Offering Units) have been duly authorized and, when issued pursuant to the terms of this Agreement (and the terms of the Pre-Funded Warrants with respect to the Common Shares issuable therefor, and the terms of the New Warrant Indenture with respect to Common Shares issuable upon exercise of New Equity Offering Warrants), will be validly issued, fully paid and non-assessable and free of any Liens, and the issuance of such Common Shares will not be subject to any preemptive rights, participation rights, rights of first refusal or other similar rights.

Section 2.9          No Cease Trade Order. No cease trade order preventing the issuance of the New Equity Offering Units, the Common Shares or the Pre-Funded Warrants constituting any part of the Exchange Consideration has been issued, and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian securities regulatory authorities (the “Canadian Securities Commissions”) in any of the provinces and territories of Canada (the “Canadian Jurisdictions”).

Section 2.10      Reporting Issuer. The Company is a “reporting issuer” in the Canadian Jurisdictions and it is not in default of any requirement of applicable Canadian Securities Laws (as defined below), and the Company is not included on a list of defaulting reporting issuers maintained by any of the Canadian Securities Commissions. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act, and the Company files reports with the U.S. Securities and Exchange Commission (the “U.S. Securities Commission”) pursuant to Section 13(a) of the U.S. Exchange Act. The Company is a “foreign issuer” and a “foreign private issuer” as such terms are defined in Rule 405 promulgated under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Rule 3b-4 promulgated under the U.S. Exchange Act. At least 50% of the consolidated assets of the Company are located outside of the United States and the Company’s business is principally administered outside the United States, in each case as such concept is understood and defined for purposes of Rule 405 promulgated under the U.S. Securities Act and Rule 3b-4 promulgated under the U.S. Exchange Act. The Company is not and has never been an issuer of the type specified in Rule 144(i) promulgated under the U.S. Securities Act.

Section 2.11      TSXV Listing. The Common Shares are listed for trading on the TSXV under the symbol “ELBM”. The Company is in compliance in all material respects with the by-laws, rules and regulations of the TSXV. The Company has taken no action designed to delist the Common Shares from the TSXV, nor has the Company received any notification that the Canadian Securities Commissions or the TSXV is contemplating terminating such registration or listing. The Company has complied in all material respects with the applicable requirements of the TSXV and for maintenance of inclusion of the Common Shares thereon. As of the Closing Date, the Company will have obtained or made all necessary consents, approvals, authorizations or orders of, or filing or notification with, the TSXV and the Canadian Securities Commissions, where applicable, required for the listing and trading of the Common Shares (including any Common Shares issuable as part of the Exchange Consideration) subject only to satisfying their standard listing and maintenance requirements and the filing of a Form 72-503F – Report of Distributions Outside Canada in accordance with Canadian Securities Laws, as well as any outstanding submission to the TSXV as may be requested.

Section 2.12      SEDAR+ Documents. The Company has filed or furnished with the Canadian Securities Commissions through System for Electronic Document Analysis and Retrieval + (“SEDAR+”) all reports, schedules, forms, statements and other documents (including, in each case, the exhibits thereto) required to be filed or furnished by the Company under Canadian Securities Laws since January 1, 2025 (all such reports, schedules, forms, statements and other documents, including the exhibits thereto, the “SEDAR+ Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEDAR+ Documents prior to the expiration of any such extension. The Company has not filed any confidential material change report that remains confidential. Each of the SEDAR+ Documents, when they were filed with the Canadian Securities Commissions, conformed in all material respects to the requirements of the Canadian Securities Laws and did not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Any SEDAR+ Documents filed on or after the date hereof and prior to the delivery of the Exchange Consideration, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The SEDAR+ Documents, taken as a whole, do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. “Canadian Securities Laws” means all applicable securities laws in the Canadian Jurisdictions, all as now enacted or as the same may from time to time be amended, re-enacted or replaced, the respective regulations, rules, orders, and forms under such laws and the applicable published policy statements, national instruments, and multi-lateral instruments of and any exempting orders issued by the Canadian Securities Commissions.

Section 2.13      Nasdaq Listing. The Common Shares are listed for trading by the Nasdaq Stock Market LLC (“Nasdaq”) on the Nasdaq Capital Market under the symbol “ELBM”. Except as disclosed in the EDGAR Documents (as defined below), (a) the Company is in compliance in all material respects with the by-laws, rules and regulations of the Nasdaq, (b) the Company has taken no action designed to delist the Common Shares from the Nasdaq Capital Market, nor has the Company received any notification that the U.S. Securities Commission or Nasdaq is contemplating terminating such registration or listing, (c) the Company has complied in all material respects with the applicable rules and requirements of the Nasdaq for maintenance of inclusion of the Common Shares for listing on the Nasdaq Capital Market, and (d) as of the Closing Date, the Company will have obtained or made all necessary consents, approvals, authorizations or orders of, or filing or notification with, the U.S. Securities Commission and the Nasdaq required for the listing and trading of the Common Shares (including any Common Shares issuable as part of the Exchange Consideration) subject only to satisfying their standard listing and maintenance requirements.

Section 2.14      EDGAR Documents. The Company has filed or furnished with the U.S. Securities Commission through its Electronic Data Gathering, Analysis, and Retrieval system, or any successor system thereto (“EDGAR”), all reports, schedules, forms, statements and other documents (including, in each case, the exhibits thereto) required to be filed or furnished by the Company under the U.S. Securities Act and the U.S. Exchange Act since January 1, 2025 (all such reports, schedules, forms, statements and other documents, including the exhibits thereto, the “EDGAR Documents” and together with the SEDAR+ Documents, the “Public Filings”) on a timely basis or has received a valid extension of such time of filing and has filed any such EDGAR Documents prior to the expiration of any such extension. Each of the EDGAR Documents, when they were filed with the U.S. Securities Commission, conformed in all material respects to the requirements of the U.S. Securities Act and the U.S. Exchange Act and did not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Any EDGAR Documents filed on or after the date hereof and prior to the delivery of the Exchange Consideration, when such documents are so filed, will conform in all material respects to the applicable requirements of the U.S. Securities Act and the U.S. Exchange Act and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The EDGAR Documents do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading.

Section 2.15      Capitalization. The authorized capital stock of the Company consists of an unlimited number of Common Shares and no capital stock other than the Common Shares. At the close of business on October 21, 2025, 20,523,843 Common Shares were issued and outstanding. The Company has not issued any capital stock since June 30, 2025, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of Common Stock to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion or exercise of convertible securities, warrants or options outstanding as of June 30, 2025. No person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents or the documentation regarding the Restructuring Transactions or to participate in the New Equity Offering. Except for the securities issuable in the New Equity Offering, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, any Common Shares or the capital stock of any of the Company’s subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional Common Shares, capital stock or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, Common Shares or capital stock. The issuance and sale of the Common Shares in the Restructuring Transactions will not obligate the Company or any of its subsidiaries to issue Common Shares or any other securities to any person (other than the Holders, the counterparties to the documentation for the Other Exchange Transactions and the purchasers in the New Equity Offering). There are no outstanding securities or instruments of the Company or any of its subsidiaries with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any of its subsidiaries that will require an adjustment as a result of the Restructuring Transactions. There are no outstanding securities or instruments of the Company or any of its subsidiaries that contain any redemption, repurchase or similar provisions pursuant to which the Company or any of its subsidiaries is obligated to make any cash payment as a result of the Restructuring Transactions and (ii) no contract, commitment, understanding or arrangement by which the Company or any of its subsidiaries is or may become bound to redeem or repurchase a security of the Company or such subsidiary as a result of the Restructuring Transactions. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding Common Shares are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all applicable securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

Section 2.16      Subsidiaries. The Company has no material direct or indirect subsidiaries or any material investment or proposed investment in any person other than the Guarantors. The Company, directly or indirectly beneficially owns all of the issued and outstanding shares in the capital of its subsidiaries (including the Guarantors), free and clear of all Liens, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or any of its subsidiaries or any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Company’s direct and indirect securities or any other security convertible into or exchangeable for any such shares.

Section 2.17      Solvency. Both before and after giving effect to the Restructuring Transactions, the Company and each of the Guarantors (a) is Solvent (as defined below) and (b) has not taken any action, and no action has been taken by any third party, for the winding up, dissolution or liquidation or similar executory or judicial proceeding in respect of the Company or any of the Guarantors, or for the appointment of a liquidator, custodian, receiver, trustee, administrator or other similar officer for the Company or any of the Guarantors or all of their assets or revenues. As used above, “Solvent” means, with respect to any person, as of any date of determination, that, as of such date, (i) the value of the assets of such person and its subsidiaries, taken as a whole (both at fair value and present fair saleable value) is greater than the total amount of liabilities (including contingent or unliquidated liabilities) of such person and its subsidiaries, taken as a whole, (ii) such person and its subsidiaries are able to pay all liabilities of such person and its subsidiaries as such liabilities generally become due (without taking into account any forbearance or extensions related thereto) and (iii) such Person and its subsidiaries, taken as a whole, do not have unreasonably small capital in relation to the business contemplated by such person and its subsidiaries.

Section 2.18      No Material Adverse Effect. There has not been any event, fact, circumstance, development, change, occurrence or state of affairs subsequent to December 31, 2024 that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 2.19      Financial Information. The audited consolidated balance sheet of the Company and its subsidiaries as of December 31, 2024 and 2023, and the related audited consolidated statements of income, cash flows and shareholders’ equity of the Company and its subsidiaries for the fiscal years ended December 31, 2024, 2023 and 2022, in each case together with related notes and schedules (collectively, the “Audited Financial Statements”), and the unaudited consolidated balance sheet of the Company and its subsidiaries as of June 30, 2025 and 2024, and the related unaudited consolidated statements of income, cash flows and shareholders’ equity of the Company and its subsidiaries for the three and six months ended June 30, 2025 and June 30, 2024, in each case together with related notes and schedules (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statement, the “Financial Statements”), present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its subsidiaries as of the dates indicated. The Financial Statements have been prepared in accordance with and conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The Company does not have any material liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, or (ii) are reflected in or reserved against in the Financial Statements.

Section 2.20      Independent Accountants. Each of KPMG LLP and MNP LLP is an independent public accountant as required by applicable Canadian Securities Laws and an independent registered public accounting firm as required by the U.S. Exchange Act. There has not been any “reportable event” (as that term is defined in NI 51-102) with KPMG LLP, MNP LLP or any other prior auditor of the Company.

Section 2.21      Disclosure Controls. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

Section 2.22      Compliance with Law. The Company and each of its subsidiaries has conducted and is conducting its business in compliance with all Applicable Laws of each jurisdiction in which it carries on business (including all applicable federal, provincial, municipal and local licensing laws, regulations and other lawful requirements of any Governmental Authority, including Environmental Laws (as defined below) and relevant exploration and exploitation permits and concessions) except where the failure to so comply would not have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received a written notice of non-compliance, nor have knowledge of, nor have reasonable grounds to believe, any facts that could give rise to a notice of noncompliance with any such laws, regulations or permits which would have a Material Adverse Effect.

Section 2.23      No Litigation. There are no legal, governmental, administrative, judicial or regulatory audits, investigations, actions, suits, claims, arbitrations, demands, notices of noncompliance or violations, or proceedings pending, nor, to the Company’s knowledge, threatened or contemplated, to which the Company or any of its subsidiaries is a party or to which any property of the Company or any of its subsidiaries is subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect.

Section 2.24      No Registration. Assuming the accuracy of the representations and warranties of Holders contained herein and their compliance with the agreements set forth herein, it is not necessary, in connection with the issuance of the Exchange Consideration to each Holder, to register the offer and sale of the Common Shares, New Equity Offering Warrants and Pre-Funded Warrants under Canadian Securities Laws or the U.S. Securities Act.

Section 2.25      Material Agreements. (a) All Material Agreements (as defined below) are valid, binding and enforceable by and against the Company and each of its subsidiaries party thereto (except for where the failure to be valid, binding or enforceable would reasonably be expected to be material to the Company and its subsidiaries, taken as a whole), and, to the Company’s knowledge, each other party thereto, and no written notice to terminate, in whole or part, any Material Agreement has been delivered to the Company or any of its subsidiaries (except where such terminations, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect). None of the Company or any of its subsidiaries or, to the Company’s knowledge, any other party is in material breach or default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and, no event has occurred which with notice or lapse of time or both would constitute such a breach or default. As used herein, “Material Agreement” means any material contract, commitment, debt instrument, indenture, agreement (written or oral), instrument, lease, joint operating agreement, option, joint venture agreement, or other document, including license agreements and agreements relating to the Properties, to which the Company or any of its subsidiaries is a party or by which any of them is bound.

(b)             Neither the Company nor any of its subsidiaries has approved or entered into any agreement in respect of, or received any written notice with respect to: (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or any of its subsidiaries whether by asset sale, transfer of shares or otherwise, including the Properties (as defined below); (ii) the change of control of the Company or any of its subsidiaries (whether by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or any of its subsidiaries or otherwise); or (iii) to the Company’s knowledge, a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

Section 2.26      Intellectual Property. (a) The Company and its subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, industrial designs, licenses, inventions, trade secrets, technology, internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted.

(b)             The Company and its subsidiaries have not received any notice or claim (whether written, oral or otherwise) challenging the ownership or right to use any of the Intellectual Property used by the Company or any of its subsidiaries in their respective businesses or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the Company’s knowledge, is there a reasonable basis for any claim that any person other than the Company and its subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property that is owned by the Company or any of its subsidiaries.

(c)             To the Company’s knowledge, the conduct of the business of the Company and its subsidiaries (including the use or other exploitation of Intellectual Property by them) has not infringed, violated or misappropriated any Intellectual Property right of any person. Neither the Company nor any of its subsidiaries are a party to any legal action or legal proceeding, nor has the Company nor any of its subsidiaries received notice of any legal action or legal proceeding being threatened, that alleges that any current or proposed conduct of the business of the Company and its subsidiaries (including the use or other exploitation of any Intellectual Property by the Company or any of its subsidiaries or any customers, distributors or other licensees) has or will infringe, violate or misappropriate any Intellectual Property right of any person.

Section 2.27      Properties. (a) The Company’s wholly owned cobalt refinery located in Lorrain Township, near Cobalt, Ontario and the Company’s flagship mineral project located in Lemhi County, Idaho, USA (collectively, the “Properties”) are the only properties or assets currently material to the Company and its subsidiaries, taken as a whole.

(b)             The Company and its subsidiaries have good registered and marketable title to each of the Properties, as are necessary for the conduct of their respective businesses as currently conducted or contemplated to be conducted. The Company does not know of any claim or basis for any claim that might or could adversely affect the right of the Company or any of its subsidiaries to use, transfer or otherwise exploit the Properties. The Company and its subsidiaries have the right to occupy and use each of the premises leased by them, and each of the leases for such leased premises is in full force and effect.

(c)             The Company and its subsidiaries hold either freehold title, mining leases, mining claims, mineral concessions, mining or exploration licenses, property leases, or other conventional property, proprietary or contractual interests or rights, mineral claims, surface leases or exploration permits recognized in the jurisdiction in which the Properties are located (or valid agreements to acquire such property interests from third parties, which agreements are in good standing) in respect of the ore bodies and minerals located in the Properties (the “Mining Rights”) under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and its subsidiaries to explore and commercially extract the minerals relating thereto.

(d)             The Mining Rights in respect of the Properties as disclosed in the Public Filings constitute a complete description of all material Mining Rights held by the Company and its subsidiaries and no other property rights are necessary for the conduct of the Company’s or any of its subsidiaries’ business in respect of the Properties.

(e)             All assessments or other work required to be performed or license fees required to be paid in relation to the material mineral claims of the Company over the Properties in order to maintain their respective interests therein, if any, have been performed or paid to date.

(f)              The Company has acquired or will acquire, all of the material approvals (including environmental approvals), permits, licenses or rights required by the Company to carry out its planned operations at the Properties.

(g)             The Company does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the Properties.

(h)             There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company has received notice against the Properties.

(i)              The Company has filed or will file all work reports or other documents required in connection with the Properties with the relevant Governmental Authority.

(j)              Any and all of the agreements and other documents and instruments pursuant to which the Company or any of its subsidiaries hold interest in the Properties and any other option in, interest in, or right to earn an interest in any property, are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof. Neither the Company nor any of its subsidiaries are in default and, to the Company’s knowledge, none of the other parties thereto are in default, of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. The Properties (or, as may be applicable, any option agreement or any interest in, or right to earn an interest in, any property) are not subject to any right of first refusal or purchase or acquisition rights; all such rights and interests have been validly located and recorded or applied for recordation in accordance with all Applicable Law.

(k)             The Company has all necessary surface rights, access rights and other necessary rights and interests relating to the Properties and such right and ability to access the Properties and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company or its subsidiaries.

(l)              Each of the Company and its subsidiaries have conducted and are conducting their respective business in compliance in all material respects with all applicable mining laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, rules, orders and directives material to its operation, and neither the Company nor any of its subsidiaries have received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the permits, licenses, leases or other instruments or Mining Rights conferring mining exploration rights in respect of the Properties currently held, as applicable.

(m)           All mineral exploration and exploitation activities by the Company or any of its subsidiaries on the properties of the Company or any of its subsidiaries have been conducted in all material respects in accordance with good mining and engineering practices and the Company and its subsidiaries have duly complied with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies in connection with such activities.

Section 2.28      Aboriginal Claims. There are no material claims or actions with respect to aboriginal or native rights against or affecting the Company or, to the best of the knowledge of the Company, pending or threatened, including with respect to the Properties. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the Company’s knowledge, is threatened or imminent with respect thereto or activities thereon.

Section 2.29      Environmental Laws. (a) The Company and its subsidiaries are in compliance in all material respects with all Environmental Laws applicable to the Company or any of its subsidiaries. As used herein, (i) “Environmental Laws” means all Applicable Laws relating in any way to the abatement of pollution, protection of the environment, protection of wildlife (including endangered species), preservation of natural resources, ensuring public safety from environmental hazards, protection of cultural and historic resources, management, storage or control of Hazardous Materials (as defined below), Releases (as defined below) or threatened Releases of Hazardous Materials into the environment, and all other Applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, Release, handling or transport of Hazardous Materials, (ii) “Hazardous Materials” means all pollutants, contaminants, wastes, chemicals, materials, substances and constituents which are regulated by Environmental Law or which can give rise to liability under any Environmental Law due to their dangerous or deleterious properties or characteristics, including explosive or radioactive substances or petroleum or any fraction thereof, petroleum distillates, petroleum products, natural gas, asbestos or asbestos containing materials, per- or polyfluoroalkyl substances, polychlorinated biphenyls, toxic mold or radon gas, and (iii) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating in, into, onto or through the environment.

(b)             The lands covered by the Properties in which the Company or any of its subsidiaries has an interest or right are free and clear of any Hazardous Materials or other adverse environmental conditions which may give rise to any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursement or expenses of any kind or of any nature whatsoever that are asserted against the Company or any other party alleging liability of any kind or of any nature whatsoever arising out of, based on or resulting from (i) the presence, Release or threatened Release of any Hazardous Materials; (ii) physical disturbance of the environment; and (iii) the violation or alleged violation of any Environmental Laws. All environmental approvals, including Environmental Permits (as defined below), required pursuant to Environmental Laws with respect to activities carried out by or on behalf of the Company or any of its subsidiaries on any part of the lands covered by the Properties, have been obtained, are valid and in full force and effect and have been complied with; and there are no proceedings commenced or threatened to revoke or amend any such environmental approvals.

(c)             The Company and its subsidiaries have, as the case may be, obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary for the operation of the business as currently carried on by the Company and its subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and none of the Company or any of its subsidiaries is in material default or breach of any Environmental Permit and no proceeding is pending or, to the Company’s knowledge, has been threatened to revoke or limit any Environmental Permit.

(d)             Neither the Company nor any of its subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any Properties or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials.

(e)             Neither the Company nor any of its subsidiaries or, to the Company’s knowledge, any of their respective predecessor companies have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law, and neither the Company nor any of its subsidiaries (including, if applicable, any predecessor companies) has not settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and its subsidiaries, nor to the knowledge of the Company, have any such orders or directions been threatened.

(f)              Neither the Company nor any of its subsidiaries have received any notice wherein it is alleged or stated that the Company or any subsidiary is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Company nor any of its subsidiaries has received any request for information, which remains unresolved, in connection with any federal, state, municipal or local inquiries as to disposal sites.

(g)             There are no material environmental audits, evaluations, assessments, studies or tests relating to the properties and assets of the Company and its subsidiaries except for ongoing assessments conducted by or on behalf of the Company or its subsidiaries in the ordinary course.

Section 2.30      Material Permits. The Company and each of its subsidiaries have obtained and possess all requisite licenses, registrations, qualifications, permits and consents which if terminated would result, or would have a reasonable likelihood of resulting, in a Material Adverse Effect (collectively, the “Material Permits”) necessary or appropriate for carrying on its business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing. Neither the Company nor any of its subsidiaries have received any notice of proceedings related to the revocation or modification of any Material Permit.

Section 2.31      Technical Report. (a) The Company made available to the respective authors thereof prior to the issuance of the technical report filed on March 10, 2023, with an effective date of January 27, 2023 titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Material Property, Lehmi County, Idaho, USA” (the “Iron Creek Technical Report”) filed by the Company on SEDAR+, for the purpose of preparing the Iron Creek Technical Report, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available. The Iron Creek Technical Report complies in all material respects with the requirements of NI 43-101 as at the date of the Iron Creek Technical Report. The Company is in compliance, in all material respects, with the provisions of NI 43-101. Except as noted in the SEDAR+ Documents, all scientific and technical information (within the meaning of NI 43-101) disclosed in the SEDAR+ Documents: (i) is based upon information prepared, reviewed or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing.

(b)             The Company made available to the respective authors thereof prior to the issuance of the Iron Creek Technical Report Summary filed by the Company on EDGAR, for the purpose of preparing the Iron Creek Technical Report Summary, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available. The Iron Creek Technical Report Summary complies in all material respects with the requirements of Subpart 1300 of Regulation S-K as at the date of the Iron Creek Technical Report Summary. The Company is in compliance, in all material respects, with the provisions of Subpart 1300 of Regulation S-K promulgated by the U.S. Securities Commission (“Regulation S-K”). All scientific and technical information (within the meaning of Subpart 1300 of Regulation S-K) disclosed in the EDGAR Documents: (i) is based upon information prepared, reviewed or verified by or under the supervision of a “qualified person” (as such term is defined in Subpart 1300 of Regulation S-K), (ii) has been prepared and disclosed in accordance with industry standards set forth in Subpart 1300 of Regulation S-K, and (iii) was true, complete and accurate in all material respects at the time of filing.

Section 2.32      Insurance. The Company and its subsidiaries, as applicable, maintains insurance covering the Company’s consolidated properties, operations, personnel and businesses as the Company reasonably deems adequate. Such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice for companies engaged in similar business in similar geographies; all such insurance is fully in force and all premiums due and payable in respect of such insurance have been paid. The Company has no reason to believe that it and its subsidiaries will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect. As of the date hereof, to the Company’s knowledge, none of the Company or its subsidiaries has received notice from any insurer or agent of such insurer with respect to any insurance policies of Company or any of its subsidiaries of any cancellation or termination of such policies, other than such notices which are received in the ordinary course of business or for policies that have expired in accordance with their terms.

Section 2.33      Employment Matters. (a) The Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. There has not been and there is not currently any, or any reasonably foreseeable, labor disruption or conflict involving the Company or any of its subsidiaries.

(b)             Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(c)             All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company.

(d)             To the Company’s knowledge, no officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(e)             The Company and each of its subsidiaries are in compliance in all material respects with all applicable workers compensation and health and safety and workplace laws, regulations and policies.

Section 2.34      Related Party Transactions. (a) The Company does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business.

(b)             Except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it.

(c)             None of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or its business.

Section 2.35      Taxes. (a) All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted by the Company and its subsidiaries have been paid, collected or withheld and remitted as applicable. All tax returns, declarations, remittances and filings required to be filed by the Company or any of its subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading or have a Material Adverse Effect. To the Company’s knowledge, no examination of any tax return of the Company or any of its subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any of its subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to the Company or any of its subsidiaries.

(b)             The Company and each of its subsidiaries has established on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and there are no liens for Taxes on the assets of the Company and its subsidiaries that are material, and there are no audits pending of the tax returns of the Company or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

Section 2.36      Investment Company Act. None of the Company or any of the Guarantors is, or after giving effect to the Restructuring Transactions and the application of the proceeds from each of them will be, required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended.

Section 2.37      Broker’s Fees. Other than with respect to the commission to be paid to the agents in the New Equity Offering, none of the Company or any of its subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions contemplated by the Transaction Documents or the Transaction Support Agreement (as defined below).

Section 2.38      No Improper Practices. Neither the Company, any of its subsidiaries, nor, to the Company’s knowledge, any of the directors or officers of the Company or any of its subsidiaries has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi- public duty in violation of any Applicable Law. No relationship, direct or indirect, exists between or among the Company or any affiliate, on the one hand, and the directors, officers or shareholders of the Company, on the other hand, that is required by Canadian Securities Laws to be described in the SEDAR+ Documents and the EDGAR Documents that is not so described. The Company has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (a) a customer or supplier of the Company to alter the customer’s or supplier’s level or type of business with the Company, or (b) a trade journalist or publication to write or publish favorable information about the Company or any of their respective products or services. Neither the Company, any of its subsidiaries, nor, to the Company’s knowledge, any of the directors or officers of the Company or any of its subsidiaries is subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 2.39      Operations. The operations of the Company are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental authority involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

Article III.
Representations and Warranties of the Holders

Each Holder, severally and not jointly, hereby represents and warrants to the Company and the Guarantors, as of the date hereof and as of the Closing, as follows:

Section 3.1          Organization and Good Standing. Such Holder has been duly organized and is validly existing and, where applicable, in good standing under the laws of its jurisdiction of formation.

Section 3.2          Valid and Enforceable Agreements. Such Holder has the power, authority and capacity to execute and deliver each of the Transaction Documents to which it is a party, to perform its obligations under such Transactions Documents, and to consummate the Transactions. This Agreement has been duly executed and delivered by such Holder and constitutes a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions. As of the Closing, each of the Transaction Documents other than this Agreement to which such Holder is a party will have been duly executed and delivered by such Holder and will constitute a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with their terms, except as such enforcement may be subject to the Enforceability Exceptions.

Section 3.3          No Conflicts. The execution, delivery and performance by such Holder of the Transaction Documents to which it is a party and consummation of the transactions contemplated thereby will not (with or without the passage of time or otherwise) violate, conflict with, result in a breach of or default under, require any consent or approval under, result in termination or give others any right of termination, amendment, acceleration or cancellation, or result in the imposition of a Lien on any assets of any of such Holder under or pursuant to (a) the charter, bylaws or other organizational documents of such Holder, (b) any agreement or instrument to which such Holder is a party or by which such Holder is bound, or (c) any Applicable Laws of any Governmental Authority applicable to such Holder, except in the case of clauses (b) or (c), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Holders ability to perform their respective obligations under the Transaction Documents to which it is a party or to consummate the transactions contemplated thereby.

Section 3.4          Title to the Exchanged Notes. Such Holder is the sole legal and beneficial owner of the Exchanged Notes set forth opposite its name on Exhibit A hereto. Such Holder has good, valid and marketable title to its Exchanged Notes, free and clear of any Liens (other than pledges or security interests that such Holder may have created in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker and any restrictions on transfer arising by operation of applicable securities laws). Such Holder has not, in whole or in part, except as described in the preceding sentence, (a) assigned, transferred, hypothecated, pledged, exchanged or otherwise disposed of any of its Exchanged Notes or its rights, title or interest in and to its Exchanged Notes or (b) given any person or entity (other than such Holder) any transfer order, power of attorney or other authority of any nature whatsoever with respect to its Exchanged Notes. Upon such Holder’s delivery of its Exchanged Notes to the Company pursuant to the Transactions, such Exchanged Notes shall be free and clear of all Liens created by the Holder or any other person acting for the Holder.

Section 3.5          Accredited Investor. Such Holder is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Such Holder understands that the aggregate principal amount of Exchanged Notes may be taken into account by the Company when verifying such Holder’s status as an accredited investor. In connection with such verification process, such Holder confirms that its investment in the Exchange Notes and the Exchange Consideration is not being financed, in whole or in part, by any third party for the specific purpose of facilitating or completing the Transactions. Such Holder acknowledges and agrees that the Company is entitled to rely on this representation in connection with determining that it has taken reasonable steps to verify such Holder’s status as an accredited investor. Such Holder agrees to provide, upon request by the Company, any information, documentation or third-party certifications as the Company may reasonably require in order to verify accredited investor status.

Section 3.6          Adequate Information; No Reliance. The Holder acknowledges and agrees that (a) the Holder has been furnished with all materials it considers relevant to making an investment decision to enter into the Transactions and has had the opportunity to review the Public Filings, (b) the Holder has had the opportunity to ask questions of the Company concerning the Company, its business, operations, financial performance, financial condition and prospects and the terms and conditions of the Transactions, (c) the Holder has had the opportunity to consult with its accounting, tax, financial and legal advisors to be able to evaluate the risks involved in the Transactions and to make an informed investment decision with respect to such Transactions, (d) the Holder has evaluated the tax and other consequences of the Transactions and ownership of the Exchange Consideration with its tax, accounting or legal advisors, (e) the Company is not acting as a fiduciary or financial or investment advisor to the Holder and (f) the Holder is not relying, and none have relied, upon any statement, advice (whether accounting, tax, financial, legal or other), representation or warranty made by the Company or any of its Affiliates or representatives except for (i) the Public Filings and (ii) the representations and warranties made by the Company in the Transaction Documents and any other documentation delivered to the Holder as part of the Restructuring Transactions. Such Holder is able to fend for itself in the Transactions; has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Exchange Consideration; has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment; and acknowledges that investment in the Exchange Consideration involves a high degree of risk.

Section 3.7          Acknowledgements. Such Holder acknowledges that the issuance of the Common Shares (including the Common Shares issuable upon exercise of the Pre-Funded Warrants), Pre-Funded Warrants and New Equity Offering Units (including the Common Shares and New Equity Offering Warrants comprising the New Equity Offering Units, and the Common Shares issuable upon exercise of the New Equity Offering Warrants, and collectively referred to herein as the “New Equity Offering Securities”) pursuant to the Transactions have not been registered or qualified under the U.S. Securities Act or any U.S. state securities laws, and such Common Shares, Pre-Funded Warrants and New Equity Offering Securities are being offered and sold in reliance upon exemptions from registration under the U.S. Securities Act and applicable U.S. state securities laws for transactions not involving any public offering and, therefore, cannot be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless they are subsequently registered and qualified under the U.S. Securities Act and applicable U.S. state laws or unless an exemption from such registration and qualification is available.

Article IV.
Closing Conditions & Notification

Section 4.1          Conditions to Obligations of each Holder, the Company and the Guarantors. The obligations of each Holder to deliver its respective Exchanged Notes and Existing Warrants and of the Company and the Guarantors to deliver the Exchange Consideration and Repurchase Consideration are subject to the satisfaction at or prior to the Closing of the following conditions:

(a)             no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and precludes consummation of any portion of the Restructuring Transactions, and no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any governmental authority that prohibits or makes illegal this Agreement, the Transaction Documents, the transactions contemplated hereby or thereby, or any portion of the Restructuring Transactions;

(b)             there shall be no action, lawsuit, arbitration, claim or proceeding pending that enjoins the consummation of this Agreement, the Transaction Documents, the transactions contemplated hereby or thereby, or any portion of the Restructuring Transactions; and

(c)             the Transaction Support Agreement shall be in full force and effect as of the Closing.

Section 4.2          Additional Conditions to Obligations of the Company and the Guarantors. In addition to the conditions set forth in Section 4.1, the obligations of the Company and the Guarantors to deliver the Exchange Consideration and the Repurchase Consideration are also subject to the satisfaction at or prior to the Closing of the following conditions:

(a)             (i) the representations and warranties of each Holder contained in Article III shall be true and correct as of the Closing in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) with the same effect as though such representations and warranties had been made as of the Closing, and each of the representations and warranties contained therein shall be deemed to have been reaffirmed and confirmed as of the Closing Date and (ii) each Holder shall have complied, in all material respects, with all covenants and other agreements in this Agreement required to be performed by them at or prior to Closing;

(b)             the Holders and GLAS USA LLC, as the administrative agent (the “Administrative Agent”), and GLAS Trust Company LLC, as the collateral agent (the “Collateral Agent”), shall have duly executed and delivered to the Company the Credit and Guaranty Agreement in substantially the form set forth in Exhibit B hereto (the “New Term Loan Agreement”), and all conditions to the effectiveness of the New Term Loan Agreement set forth therein (other than any conditions within the control of the Company or any Guarantor) shall have been satisfied or waived; and

(c)             the Holders shall have duly executed and delivered to the Company (i) the stockholders agreement in substantially the form set forth in Exhibit C hereto (the “Registration Rights Agreement”) and (ii) each applicable amended and restated royalty agreement in substantially the form set forth in Exhibit D hereto (each, an “Amended Royalty Agreement”) to which such Holder is a party.

Section 4.3          Additional Conditions to Obligations of each Holder. In addition to the conditions set forth in Section 4.1, the obligations of each Holder to deliver its respective Exchanged Notes and Existing Warrants are also subject to the satisfaction at or prior to the Closing of the following conditions:

(a)             (i) the representations and warranties of the Company contained in Article II shall be true and correct as of the Closing in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) with the same effect as though such representations and warranties had been made as of the Closing, and each of the representations and warranties contained therein shall be deemed to have been reaffirmed and confirmed as of the Closing Date and (ii) the Company shall have complied, in all material respects, with all covenants and other agreements in this Agreement required to be performed by the Company at or prior to Closing;

(b)             all portions of the Restructuring Transactions are consummated concurrently with the Closing, and all outstanding Existing Convertible Notes shall have been acquired and cancelled by the Company;

(c)             no amendments, modifications or waivers of any documentation relating to the Other Exchange Transactions (other than amendments, modifications or waivers to which the Holder has provided its prior written consent) have been made since the executed versions of such documentation provided to such Holder concurrently with the execution of this Agreement;

(d)             (i) the New Equity Offering is consummated concurrently with the Closing and raises at least US$30,000,000 in gross cash proceeds, (ii) all documentation relating to the New Equity Offering shall be in form and substance acceptable to such Holder, with executed copies thereof provided to such Holder promptly following execution, and (iii) no amendments, modifications or waivers of any documentation relating to the New Equity Offering (other than amendments, modifications or waivers to which such Holder has provided its prior written consent) have been made since the executed versions of such documentation provided to such Holder;

(e)             concurrently with the Closing, the Company shall have redeemed or repaid all amounts owing under the US$2,000,000 aggregate principal amount of 12.00% promissory notes (the “Bridge Notes”) issued by the Company on August 22, 2025 in accordance with their terms as acknowledged and confirmed by the holders of such Bridge Notes by the execution and delivery of a payout letter(s) to and in favor of the Company confirming, among other things, the repayment in full of all principal, interest and other amounts owing by the Company and the Guarantors under the Bridge Notes, the termination, discharge and release of the Bridge Notes (including the guarantees by the Guarantor contained therein);

(f)              as of the Closing Date, the Company continues to be eligible to receive funds under its grants from the United States Department of Defense disclosed in its Public Filings prior to the signing of the Transaction Support Agreement and any additional grants from the United States Department of Defense received after the signing of the Transaction Support Agreement;

(g)             the Company, its board of directors and its shareholders shall have taken all necessary actions and given all approvals necessary under applicable laws, rules and regulations or the rules and regulations of the TSXV or Nasdaq to implement and effectuate the Restructuring Transactions;

(h)             the Company shall have obtained all authorizations, consents, approvals, rulings or documents that are necessary to implement and effectuate the Restructuring Transactions, and all applicable regulatory or government-imposed waiting periods shall have expired or been terminated without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose materially adverse conditions on such Restructuring Transactions;

(i)              the Company, each of the Guarantors, the Administrative Agent and the Collateral Agent shall have duly executed and delivered to the Holders the New Term Loan Agreement, and all conditions to the effectiveness of the New Term Loan Agreement shall have been satisfied or waived;

(j)              the Company and each Guarantor, as applicable, shall have duly executed and delivered to the Holders each of the Registration Rights Agreement and each Amended Royalty Agreement to which any Holder is a party;

(k)             the Company and TSX Trust Company shall have duly executed and delivered to such Holder the New Warrant Indenture;

(l)              if applicable, the Company shall have duly executed and delivered to such Holder one or more Pre-Funded Warrants for the number of shares contemplated by Section 1.1(e);

(m)           there shall not be any default or event of default that has occurred and is continuing under the Existing Convertible Notes, the Bridge Notes or any other indebtedness of the Company or any of its subsidiaries;

(n)             the Closing shall have occurred on or prior to October 22, 2025;

(o)             the payment in full in immediately available funds of all reasonable legal fees and expenses of Paul Hastings LLP and of Bennett Jones LLP, each in their capacity as counsel to the Convertible Noteholder Ad Hoc Group (as defined in the Transaction Support Agreement) in connection with the Restructuring Transactions; and

(p)             such Holder shall have received (i) an opinion of Cassels Brock & Blackwell LLP, counsel to the Company, addressed to each Holder, in form and substance acceptable to such Holder, (ii) an opinion of Troutman Pepper Locke LLP, counsel to the Company, addressed to such Holder, in form and substance acceptable to such Holder, and (iii) such other customary documentation as such Holder shall reasonably request.

Section 4.4          Notification. Each Holder hereby, severally and not jointly, covenants and agrees to promptly notify the Company upon the occurrence of any event prior to the Closing that would cause any representation, warranty, or covenant contained in Article III to be false or incorrect in any material respect (except for those representations and warranties that are qualified by materiality or material adverse effect, in all respects). The Company hereby covenants and agrees to notify the Holders upon the occurrence of any event prior to the Closing that would cause any representation, warranty, or covenant contained in Article II to be false or incorrect in any material respect (except for those representations and warranties that are qualified by materiality or material adverse effect, in all respects).

Article V.
Indemnification

Section 5.1          Indemnification. The Company and each of the Guarantors (each, an “Indemnifying Person”) agree, to the maximum extent permitted by law, jointly and severally, to indemnify each Holder and such Holder’s affiliates, Affiliated Funds (as defined below), equity holders, directors, officers, employees, agents, members, partners, managers, advisors (and any other persons with a functionally equivalent role notwithstanding a lack of such title or any other title) and each person (if any) who controls such Holder within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities, costs and expenses, and to hold each Indemnified Person harmless against any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all losses, claims, damages, liabilities, costs and expenses of any kind or nature whatsoever (including the reasonable and documented fees and disbursements of counsel and all other reasonable and documented expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them) (collectively, “Losses”), as a result of, relating to, arising out of, or resulting from any Third-Party Claim (as defined below) asserted against such Indemnified Person arising from or in any way related to, or as a result of any action taken or purported to have been taken by any person in connection with the consummation of, the Restructuring Transactions (including the transactions contemplated by this Agreement or any of the other Transaction Documents).

Section 5.2          Indemnification Procedures. Promptly after any Indemnified Person has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person (other than the Company and its affiliates or any other Holder or its affiliates, but including any derivative action, suit or proceeding) (each a “Third-Party Claim”), which the Indemnified Person believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Person shall give the Company prompt written notice of such Third-Party Claim or the commencement of such action, suit or proceeding, but failure to so notify the Company will not relieve the Indemnifying Person from any liability it may have to such Indemnified Person hereunder except to the extent that such Indemnified Person is prejudiced by such failure. Such notice shall state the nature and the basis of such Third-Party Claim to the extent then known. The Company shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Person, any such matter as long as the Company pursues the same diligently and in good faith. If the Company undertakes to defend or settle, it shall promptly notify the Indemnified Person of its intention to do so, and the Indemnified Person shall cooperate with the Company and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Company with any books, records and other information reasonably requested by the Company and in the Indemnified Person’s possession or control; provided, that such disclosure would not affect any privilege relating to the Indemnified Person or result in a violation of law or any confidentiality obligation; provided, further, that such requesting party shall, if reasonably requested by the Indemnified Person, enter into a reasonably and customary confidentiality agreement relating to such request. Such cooperation of the Indemnified Person shall be at the reasonable cost of the Company, including the reasonable and documented fees and disbursements of counsel to assist the Indemnified Person in connection with such cooperation. After the Company has notified the Indemnified Person of its intention to undertake to defend or settle any such asserted liability, and for so long as the Company diligently pursues such defense, the Indemnifying Persons shall not be liable for any additional legal expenses incurred by the Indemnified Person in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Person shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if the Company has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Person , then the Indemnified Person shall have the right to select its own counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of one such counsel (in addition to any necessary local counsel) and other reasonable expenses related to such participation to be reimbursed by the Indemnifying Persons as incurred. Notwithstanding any other provision of this Agreement, (x) no Indemnifying Person shall settle any Third-Party Claim under which indemnification may be sought hereunder without the consent of the applicable Indemnified Persons unless the settlement thereof imposes no liability or obligation on, and includes a complete, unconditional and irrevocable release from liability of, and does not include any statement or admission of fault, culpability, wrongdoing or malfeasance by, the Indemnified Person and (y) the Indemnifying Persons shall not be liable for any settlement entered into by an Indemnified Person without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

If the indemnification provided in this Article V is insufficient, not permitted by applicable law or is judicially determined to be unavailable, then in lieu of indemnifying such Indemnified Person hereunder, the Indemnifying Persons shall contribute to the amount paid or payable by such Indemnified Person as a result of any applicable losses and expenses in such proportion as is appropriate to reflect the relative benefits to the Indemnifying Persons, on the one hand, and the Indemnified Persons, on the other hand or, if such allocation is not sufficient, permitted by applicable law or available, in such proportion as to reflect not only such relative benefits but also the relative fault of the Indemnifying Persons and the Indemnified Persons.

Section 5.3          Limitation on Liability. Notwithstanding anything to the contrary in this Agreement, no Indemnifying Person shall be required to indemnify or hold harmless any Indemnified Person to the extent of any Losses that are finally determined by a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnified Person, from a willful and material breach of a Holder of its obligations under this Agreement or from a claim solely among the Indemnified Persons. To the extent that the Company or its Affiliates have provided indemnification pursuant to this Article V prior to any such determination by a court of competent jurisdiction, each Indemnified Person so determined to have suffered such non-indemnifiable Losses shall promptly refund to the Indemnifying Persons, by wire transfer of immediately available funds, any amounts so advanced by the Indemnifying Persons.

Section 5.4          Release. In consideration for the agreements and covenants set forth in this Agreement, the Company and each of the Guarantors, on behalf of itself and its successors and assigns and its current and former shareholders, members, parents, subsidiaries, divisions, affiliates, directors, officers, employees, agents, attorneys, advisors, consultants, and other representatives (collectively, “Releasing Persons”), hereby absolutely, unconditionally and irrevocably releases and forever discharges from and for, and covenants not to sue, each Indemnified Person from any and all claims (including all counterclaims, cross-claims, defenses, rights of set-off and recoupment), actions, causes of action, acts and omissions, controversies, demands, suits, and other liabilities of every kind or nature whatsoever, both in law and in equity, known or unknown, that any Releasing Person has or has ever had against the Indemnified Persons prior to, through and after the date hereof, in each case, that relate to, arise out of or otherwise are in connection with the Restructuring Transactions (including the transactions contemplated by this Agreement, any of the other Transaction Documents, the Bridge Notes and that certain Board Nomination Agreement entered into by the Company and the holders of the Bridge Notes in connection with the funding of the Bridge Notes); provided, however, that this Section 5.4 will not apply to any claims by the Company or any Guarantor against any Holder with respect to a breach of this Agreement or any other Transaction Document.

Article VI.
Miscellaneous

Section 6.1          Further Action. Each of the Company, the Guarantors and each Holder agrees that it will, upon request, execute and deliver any additional documents reasonably requested by any Holder or the Company and reasonably necessary for the completion of the Transactions.

Section 6.2          Expenses. The Company and the Guarantors shall, upon request, reimburse the Holders for all reasonable and documented fees and out-of-pocket expenses incurred in connection with the Restructuring Transactions promptly upon receipt of an invoice therefor.

Section 6.3          Public Disclosures; Use of Holder Names. (a) As of the date of this Agreement, the neither the Company nor anyone acting on its behalf has provided to any Holder any material non-public information regarding the Company or its securities, other than any material non-public information relating to the Restructuring Transactions. The Company hereby agrees to, at or prior to 9:00 a.m., New York City time on the first Business Day after the Closing (unless this Agreement is executed and delivered prior to the open of regular trading on Nasdaq on any trading day, in which case, as soon as possible thereafter prior to the open of trading on such trading day) (the “Disclosure Time”) file a Material Change Report with the Canadian Securities Commissions and furnish a Report on Form 6-K with the U.S. Securities Commission (a) describing the material terms of this Agreement, the other Transaction Documents and the Other Exchange Transactions (including as exhibits copies of this Agreement, the forms of the other Transaction Documents and any other documents in connection with the Other Exchange Transactions as may be reasonably requested by any of the Holders) and (b) disclosing any other material non-public information (if any) in respect of the Company or its securities disclosed to any Holder prior to such Disclosure Time. The Company acknowledges and agrees that, following the Disclosure Time, none of the Holders shall have any duty of trust or confidence (including any obligation under any confidentiality, wall cross or non-disclosure agreement entered into prior to the Disclosure Time) to the Company or any contractual obligation not to trade in the Common Shares or any other securities of the Company. The Company understands and acknowledges that the Holders and their respective affiliates and persons acting on their behalf will rely on this Section 6.3 in effecting transactions in the securities of the Company and of other persons.

(b)             Neither the Company nor any of its subsidiaries shall identify, or permit any of its employees, agents or representatives to identify, the Holder (whether in connection with the Company or in the Holder’s capacity as an investor in the Company) in any written or oral public communications or issue any press release or other disclosure of any Holder’s name or the name of any of its affiliates, or any derivative of any of the foregoing names (collectively, the “Holder Names”), in each case except (i) as authorized in writing in advance by the Holder in each such instance (electronic mail to suffice) or (ii) as required by Applicable Law; provided, that the Company or its subsidiaries, as applicable. as soon as practicable notifies the Holder of such requirement (except where prohibited by Applicable Law) so that the Holder (or its applicable affiliate) may seek a protective order or other appropriate remedy prior to such disclosure. Notwithstanding the foregoing, the Company may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing the Holder with any notification thereof, unless the Holder is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern).

Section 6.4          Entire Agreement. This Agreement and the Transaction Support Agreement and any documents and agreements executed in connection with the Transactions embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including any term sheets, emails or draft documents.

Section 6.5          Tax Matters. Any and all payments made to a Holder with respect to or in connection with (i) any of the securities or loans received by such Holder in the Transactions or (ii) the Bridge Notes shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law provided that, the sum payable to the Holder shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) such Holder receives an amount equal to the sum it would have received had no such deduction or withholding been made.

Section 6.6          Construction; Interpretation. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires, (a) all references to Sections or Exhibits are to Sections or Exhibits contained in or attached to this Agreement, (b) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (c) the use of the word “include,” “includes” and “including” in this Agreement shall be by way of example rather than limitation, (d) the word “or” is not exclusive (i.e., “or” shall mean “and/or”), (e) the word “person” will be deemed to include natural person, corporation, limited liability company, professional association, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and (f) unless otherwise express indicated, any agreement, document, instrument, law or statute defined or referred to in this Agreement means such agreement, document, instrument, law or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements, documents or instruments) by waiver or consent and (in the case of laws or statutes) by succession of comparable statutes, and any statute defined or referred to in this Agreement shall include all rules and regulations promulgated under the same.

Section 6.7          Governing Law; Jurisdiction. This Agreement will in all respects be construed in accordance with and governed by the substantive laws of the State of New York, without reference to its choice of law rules. All actions or proceedings arising out of or relating to this Agreement will be heard and determined exclusively in any federal court of the United States of America sitting in the City of New York, Borough of Manhattan; provided that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding will be heard and determined exclusively in any state court sitting in the City of New York, Borough of Manhattan. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in City of New York, Borough of Manhattan, for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

Section 6.8          Appointment of Agents for Service. The Company hereby irrevocably appoints C T Corporation System with offices at 28 Liberty Street New York, New York 10005 at its agent for service of process in any proceeding and agrees that service of process in any such proceeding may be made upon it at the office of such agent. Each of the Guarantors hereby irrevocably appoint C T Corporation System with offices at 28 Liberty Street New York, New York 10005 at its agent for service of process in any proceeding and agrees that service of process in any such proceeding may be made upon it at the office of such agent. The Company and each of the Guarantors waive, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company and each of the Guarantors represent and warrant that such agent has agreed to act as the agent for service of process, and the Company and each of the Guarantors agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

Section 6.9          Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 6.10      Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 6.11      Counterparts. This Agreement may be executed, either manually or by way of a digital signature provided by DocuSign (or similar digital signature provider), by one or more of the parties hereto in any number of separate counterparts (including by facsimile or other electronic means, including telecopy, email or otherwise), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement (whether executed manually or by way of a digital signature) by facsimile or other transmission (e.g., “pdf” or “tif” format) shall be effective as delivery of a manually executed counterpart hereof.

Section 6.12      Severability. The invalidity or unenforceability of any provision hereof will in no way affect the validity or enforceability of any other provision or the validity and enforceability of this Agreement.

Section 6.13      Assignment; Binding Effect. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the other parties, except that any Holder may, without the consent of the Company or any Guarantor, assign its rights hereunder to any fund, account (including any separately managed accounts) or investment vehicle that is controlled, managed, advised or sub-advised by the same investment manager, advisor or sub-advisor as such Holder (or an affiliate of the investment manager, advisor or sub-advisor of such Holder) (collectively, “Affiliated Funds”); provided, that no such assignment shall relieve such Holder Investor of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as provided in Article V with respect to the Indemnified Persons, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person any rights or remedies under this Agreement other than the parties hereto.

Section 6.14      Waiver; Remedies. No delay on the part of the any Holder, the Company or any Guarantor in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver of any right, power or privilege under this Agreement operate as a waiver of any other right, power or privilege under this Agreement, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement. All waivers under this Agreement shall be in writing and signed by the party against whom such waiver is to enforced.

Section 6.15      Amendment. This Agreement may be modified or amended only by written agreement of each of the parties to this Agreement.

Section 6.16      Survival. The provisions of Article II, Article III, Section 4.4, Article V and Article VI shall survive the Closing.

Section 6.17      Notice. Any notice or other communication required to be given hereunder shall be in writing, and will be deemed given (a) if delivered by first-class registered or certified mail, three Business Days (as defined in the Transaction Support Agreement) after so mailed, (b) if delivered by nationally recognized overnight carrier, one Business Day (as defined in the Transaction Support Agreement) after so mailed, and (c) if delivered by electronic mail, when sent (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient), and will be delivered and addressed as follows:

if to the Company, to:

Electra Battery Materials Corporation

133 Richmond Street West

Suite 602

Toronto, ON M5H 2L3

Canada

Attn:     Trent Mell

Email:    [redacted]

with a copy to:

Cassels Brock & Blackwell LLP

Suite 2200, RBC Place, 885 West Georgia St.

Vancouver, BC V6C 3E8 Canada

Attn:     Sam Cole

Email:    scole@cassels.com

if to any of the Holders, as set forth on the applicable signature page hereto.

Section 6.18      Termination. The Company may terminate this Agreement with respect to the Company and each of the Guarantors if there has occurred any breach or withdrawal by any Holder of any covenant, representation or warranty set forth in this Agreement. Any Holder may terminate this Agreement with respect to any itself if there has occurred any breach or withdrawal by the Company of any covenant, representation or warranty set forth in this Agreement. This Agreement shall automatically terminate without further action by any party hereto concurrently with the termination of the Transaction Support Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

ELECTRA BATTERY MATERIALS CORPORATION

By:
Name:	Trent Mell
Title:	Chief Executive Officer

Signature Page to Exchange Agreement

COBALT CAMP REFINERY LTD., as Guarantor

By:
Name:	Trent Mell
Title:	Director

COBALT PROJECTS INTERNATIONAL CORP., as Guarantor

By:
Name:	Trent Mell
Title:	Director

COBALT INDUSTRIES OF CANADA, INC., as Guarantor

By:
Name:	Trent Mell
Title:	Director

US COBALT INC., as Guarantor

By:
Name:	Trent Mell
Title:	Director

COBALT CAMP ONTARIO HOLDINGS CORP., as Guarantor

By:
Name:	Trent Mell
Title:	Director

Signature Page to Exchange Agreement

1086370 B.C. LTD., as Guarantor

By:
Name:	Trent Mell
Title:	Director

IDAHO COBALT COMPANY, as Guarantor

By:
Name:	Trent Mell
Title:	Director

SCIENTIFIC METALS (DELAWARE) CORP., as Guarantor

By:
Name:	Trent Mell
Title:	Director

Signature Page to Exchange Agreement

Executed by Acacia Minerals Pty Limited (ACN 127 419 729) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:
Signature of director Trent Mell	Signature of director Marty Rendall
Name of director (print)	Name of director (print)

Executed by Cobalt One Pty Ltd (ACN 127 411 796) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:
Signature of director Trent Mell	Signature of director Marty Rendall
Name of director (print)	Name of director (print)

Executed by Ophiolite Consultants Pty Limited (ACN 092 694 490) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:
Signature of director Trent Mell	Signature of director Marty Rendall
Name of director (print)	Name of director (print)

Signature Page to Exchange Agreement

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

[Convertible noteholder signature blocks to come]

Address for Notices:

Signature Page to Exchange Agreement

EXHIBIT A

Holders

Holder Name	Equitized Notes	Rolled Notes	Exchange Consideration
			Equity Exchange		Debt Exchange
			New Equity Offering Units	Pre-Funded Warrants	Common Shares	Principal Amount of New Term Loan

Total:

Note: All amounts listed assume a Closing Date of October 22, 2025 and do not include any accrued and unpaid interest after such date. Amounts listed do not reflect any repurchases of Existing Convertible Notes pursuant to Section 1.1(b) of the Agreement or any related reduction in the amount of Equitized Notes.

EXHIBIT B

New Term Loan Agreement

[redacted]

EXHIBIT C

Registration Rights Agreement

[redacted]

EXHIBIT D

Form of Amended Royalty Rights Agreement

[redacted]

EXHIBIT E

New Warrant Indenture

[redacted]

EXHIBIT F

Form of Pre-Funded Warrant

[redacted]